Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation or Organization
MEMC Electronic Materials France SarL	France
MEMC Electronic Materials, GmbH	Germany
MEMC Electronic Materials Sales Sdn. Bhd.	Malaysia
MEMC Electronic Materials, Sdn Bhd	Malaysia
MEMC Electronic Materials, S.p.A.	Italy
MEMC Holding B.V.	Netherlands
MEMC Ipoh Sdn Bhd	Malaysia
MEMC Japan Ltd.	Japan
MEMC Korea Company	South Korea
SunEdison Semiconductor B.V.	Netherlands
SunEdison Semiconductor Holdings B.V.	Netherlands
SunEdison Semiconductor LLC	Delaware
Taisil Electronic Materials Corp.	Taiwan